SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

SCHEDULE TO

(Amendment No. 5)

____________

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________

SELWAY CAPITAL ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

____________

Series B Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

____________

81661A 305

(CUSIP Number of Class of Securities)

____________

Gary Sekulski
Chief Executive Officer
66 Ford Road, Suite 230
Denville, NJ 07834
973-983-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-866
(212) 937-3943 (fax)

____________

CALCULATION OF FILING FEE

Transaction valuation* $8,651,639.30	Amount of filing fee* $1,180.08**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 839,965 outstanding Series B Shares of Selway Capital Acquisition Corporation common stock, par value $0.0001 per share, at the tender offer price of $10.30 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 to the Schedule TO (this “Amendment”) amends and supplements the Schedule TO originally filed by the Company with the Securities and Exchange Commission on May 9, 2013, and as amended on May 17, 2013, June 17, 2013 and July 15, 2013. This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Series B Shares of common stock, par value $0.0001 per share (the “Series B Shares”), at a price of $10.30 per share in cash, without interest.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated May 9, 2013 (the “Offer Letter”), as amended, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith. You should read this Amendment together with the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., United States Eastern Time on the evening of Tuesday, August 13, 2013. Based on information provided by American Stock Transfer & Trust Company, LLC (the “Depositary”), pursuant to the terms of the Offer, 839,765 Shares were tendered for an aggregate purchase price of $8,649,579.50. The Company has accepted for redemption all of the Shares validly tendered and not withdrawn. On August, 14, 2013, the Company issued a press release announcing the final results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(B) to this Amendment and is incorporated by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(B):

Exhibit Number	Description
(a)(1)(A)	Amended Offer Letter dated June 17, 2013.†
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).†
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.†
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.†
(a)(1)(E)	Press Release, dated July 15, 2013. †
(a)(5)(A)	The Company’s Current Reports on Form 8-K submitted to the Securities and Exchange Commission on January 31, 2013, March 31 ,2013, April 11, 2013, April 16, 2013 and April 26, 2013 (incorporated by reference to the Forms 8-K filed with the Commission on such dates).

(a)(5)(B)	Press Release, dated August 14, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Letter Agreements, dated November 7, 2011, by and among the Company, Aegis Capital Corp. and the Company’s founders.(1)
(d)(2)	Investment Management Trust Agreement, dated November 7, 2011, between American Stock Transfer & Trust Company, LLC and the Company.(1)
(d)(3)	Securities Escrow Agreement, dated November 7, 2011, between the Company, American Stock Transfer & Trust Company, LLC and the Company’s founders.(1)
(d)(4)	Registration Rights Agreement, dated November 7, 2011, among the Company and the Company’s founders. (1)
(d)(5)	Voting Agreement, dated April 10, 2013, by and among the Company and certain stockholders.(2)
(d)(6)	Registration Rights Agreement, dated April 10, 2013, by and among the Company and Gary Sekulski, as representative of the stockholders of Healthcare Corporation of America.(2)
(d)(7)	Closing Payment Escrow Agreement, dated April 10, 2013, by and among the Company, Selway Merger Sub, Inc., Healthcare Corporation of America, Gary Sekulski, Edmundo Gonzalez, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(d)(8)	Management Share Escrow Agreement, dated April 10, 2013, by and among the Company, Healthcare Corporation of America, certain key personnel signatories thereto, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 30, 2012.

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013.

† Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SELWAY CAPITAL ACQUISITION CORPORATION
By:	/s/ Gary J. Sekulski
Name: Gary J. Sekulski
Title: Chairman, President & Chief Executive Officer

Date: August 14, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Amended Offer Letter dated June 17, 2013.†
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).†
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.†
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.†
(a)(1)(E)	Press Release, dated July 15, 2013. †
(a)(5)(A)	The Company’s Current Reports on Form 8-K submitted to the Securities and Exchange Commission on January 31, 2013, March 31 ,2013, April 11, 2013, April 16, 2013 and April 26, 2013 (incorporated by reference to the Forms 8-K filed with the Commission on such dates).
(a)(5)(B)	Press Release, dated August 14, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Letter Agreements, dated November 7, 2011, by and among the Company, Aegis Capital Corp. and the Company’s founders.(1)
(d)(2)	Investment Management Trust Agreement, dated November 7, 2011, between American Stock Transfer & Trust Company, LLC and the Company.(1)
(d)(3)	Securities Escrow Agreement, dated November 7, 2011, between the Company, American Stock Transfer & Trust Company, LLC and the Company’s founders.(1)
(d)(4)	Registration Rights Agreement, dated November 7, 2011, among the Company and the Company’s founders. (1)
(d)(5)	Voting Agreement, dated April 10, 2013, by and among the Company and certain stockholders.(2)
(d)(6)	Registration Rights Agreement, dated April 10, 2013, by and among the Company and Gary Sekulski, as representative of the stockholders of Healthcare Corporation of America.(2)
(d)(7)	Closing Payment Escrow Agreement, dated April 10, 2013, by and among the Company, Selway Merger Sub, Inc., Healthcare Corporation of America, Gary Sekulski, Edmundo Gonzalez, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(d)(8)	Management Share Escrow Agreement, dated April 10, 2013, by and among the Company, Healthcare Corporation of America, certain key personnel signatories thereto, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 30, 2012.

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013.

† Previously filed.